

PITCH VIDEO   INVESTOR PANEL

INVEST IN **CURLMIX**

Ulta Beauty's Newest Haircare Brand with $32M+ in Lifetime Sales

curlmix.com   Chicago, IL

Notable Angel | Female Founder | Ecommerce | Consumer Goods | Retail

Featured Investors

Arlan Hamilton

Syndicate Lead

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I invested in CurlMix because I greatly believe them when they say they are building the first black-owned personal and household care empire, like Procter & Gamble.

Over the past few years of getting to know them I've realized how much they have a heart for their community, their customers and their employees.

On the business side they are the one of the smartest co-founder

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Invested $25,000 this round & $200,000 previously

Highlights

1. ~ $32M lifetime revenue (95% of Sales Online Only)

2. $10M in Gross Revenue 2022 + In-house manufacturing
3. 260,000+ Customers
4. 460 Ulta Beauty Stores
5. Investors - Don Thompson, first Black CEO of McDonald's
6. Private celebrity investor with substantial industry influence
7. Investment is in CurlMix and 4C ONLY, both owned by Listener Brands (Parent Company)

Our Team



Kimberly Lewis Co-founder & CEO

Forbes 30 Under 30. Turned down $400K investment on Shark Tank.

> We believe we have the advantage of launching brands in overlooked segments of the market. So far with curly hair (CurlMix.com) and 4C hair (4CONLY.com). We plan to expand beyond hair with the other brands.



Timothy Lewis Co-founder & COO

Forbes 30 Under 30. Won $100K on "Who Wants To Be A Millionaire", and invested it into CurlMix.

A beauty brand owned by the people

Hi, I'm Kim, CEO & Co-Founder of Listener Brands, which houses two brands, CurlMix and 4C ONLY.

CurlMix helps you master your curls in 21 days and 4C ONLY is the first and only brand dedicated exclusively to 4C hair.

We are trailblazers in the beauty industry, building brands that truly listen to the needs of the communities they serve and you better believe we serve with excellence.

Between our two brands, we've generated over $32M in lifetime sales.


curlmix
LIFETIME SALES
$32
MILLION

We hit our first 8-figure year at $10M in gross revenue in 2022 and have over 260,000 customers. Our net revenue was $8.5M in 2022, after accounting for our loyalty program.


260,000+
CUSTOMERS

We're not just a start-up with an idea; we are a REAL business with a die-hard community of 20,000 core believers in our Facebook Group who TRUST us to continue to meet their needs.


cm
Master Your Curls With CurlMix
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curlmix


GROW
YOUR CURLS
it was going to grow back.
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curlmix
Wash + Go
1
2
3

We have built a 30,000 sqft manufacturing facility to support nine figures in revenue with massive kettles and automated machines to fill tubes and bottles.



To top it all off, we are based right here in the USA on the South Side of Chicago.

And we've sold more than 6 figures in product in over 460 Ulta Beauty stores.


CurlMix now available in Ulta Beauty
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DC, MARYLAND, VIRGINA
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We're the real deal.

Despite all of this, as a Black woman, I consistently face underestimation and inadequate funding, which creates significant obstacles for us.

Women get less than 2% of the billions in venture capital, despite

Women get less than 2% of the billions in venture capital, despite women making up 50% of the population, and Black women get less than .01%.

TechCrunch+ Market Analysis

Women-founded startups raised 1.9% of all VC funds in 2022, a drop from 2021

Not to mention, the Diversity and Inclusion funds from corporations diminishing or being eliminated altogether.

TECH

Tech companies like Google and Meta made cuts to DEI programs in 2023 after big promises in prior years

PUBLISHED FRI, DEC 22 2023·9:00 AM EST | UPDATED FRI, DEC 22 2023·4:46 PM EST

Before our last crowdfund, we'd been on Shark Tank, Forbes 30 Under 30, Oprah's Favorite Things, and number 93 on the Inc. 5,000 list of fastest-growing companies in America.



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CurlMix – Shark Tank
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CurlMix
CurlMix
SHARK TANK 10
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We had over 100,000 customers and over half a million email addresses.

Despite our success, the powers that be still didn't believe in us, and I could not raise our Series A of $5M.

So we took to crowdfunding in 2021 and our customers showed out for us. We raised more than $4.5M in a matter of days.

Over 7,000 investors placed their TRUST in us and we did not disappoint.

Here's what we did with the investment.

curlmix

	2021	2023
CUSTOMERS	100,000	260,000
EMAILS	600,000	1,000,000+
WEFUNDER INVESTORS	0	7,000
FACEBOOK GROUP	10,000	20,000
CEO SOCIALS	5K - FAMILY FOCUSED	11K - BIZ FOCUSED
RETAILERS	0 DOORS	460 DOORS

That next year, we hit $10M in gross revenue. Since then, we've nearly tripled our customer base from 100,000 to 260,000.

We rebranded our packaging to stand out in the curly hair prestige category for CurlMix and 4C ONLY.

We moved into our 30,000 sqft factory that can support us until we hit over $100M in revenue.

We invested in the machines to automate large batch production.

And we launched into 460 Ulta Beauty Doors on the ENDCAPS , prime real estate.

We've also garnered the support of Cleveland Ave, a fund led by Don Thompson, the first Black CEO of McDonald's. They've since invested in Listener Brands and are working side-by-side with us to further our growth.

Now, we're seeking to raise $5M more.

With this investment we want to expand both CurlMix and 4C ONLY.

This includes online growth, retail distribution growth, and a path to profitability.

With our expansion into retail and a thriving community, while I cannot guarantee any specific results, I do know that this is a rare opportunity you do not want to undervalue or underestimate.

Over the past two years I have received hundreds of messages from people who missed their chance, regretting sitting on the sidelines, just like those investors who don't believe in what we are building.

Will you be a part of the community that takes action?

Join us and make your investment today!

Join us and make your investment today!